January 21, 2020

Via E-mail
John C. Loeffler, II
Chief Executive Officer and Chairman of the Board
CaliberCos Inc.
8901 E. Mountain View Road
Suite 150
Scottsdale, AZ 85258

       Re:    CaliberCos Inc.
              Amendment No. 4 to Offering Statement on Form 1-A
              Filed January 3, 2020
              File No. 024-11016

Dear Mr. Loeffler:

       We have reviewed your amended offering statement and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2019 letter.

Security Ownership of Management and Certain Stockholders, page 65

1. We partially reissue comment 6 of our letter. We continue to note that footnote one states the table does not reflect the conversion of convertible debt securities into class a common stock. We also note the reference to convertible debt in footnote 10 to the financial statements on page F-29. If the convertible debt may be converted within 60 days, please revise the table to include such conversions, as required by Item 403(a) of
       Regulation S-K and Exchange Act Rule 13d-3(d)(1). Please also describe the terms of conversion for the convertible debt.
 John C. Loeffler, II
CaliberCos Inc.
January 21, 2020
Page 2

Repurchase and Redemption of Shares, page 72

2. We note your response to comment 7 of our letter. Your disclosure indicates that you will redeem shares at the "per share price of the Series B preferred shares offered."
       However, in this section you state that you agreed to repurchase Donnie Schrader's shares at $2.70 per share. Please clarify if you will repurchase Mr. Schrader's shares at
       $2.70 per share or $4 per share. If you will repurchase at $4, please clarify if you have amended the agreement with him to account for the change in price.

Plan of Distribution, page 78

3. We note your response to comment 8 of our letter. Please clarify whether all purchases will be made through the online platform or whether investors may purchase by other means. If investors may purchase other than through the platform, clarify whether the
       2% transaction fee will still apply. If not, please revise the disclosure throughout the offering circular to make clear that investors will be paying a 2% premium if they purchase through the online platform.

Exhibit 12

4. Please have counsel revise the legal opinion to include the common shares to be qualified in this offering.


        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 John C. Loeffler, II
CaliberCos Inc.
January 21, 2020
Page 3

       You may contact Kristi Marrone at (202)551-3429 or Kevin Woody at
(202)551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3357 with any other questions.


                                                          Sincerely,

                                                          /s/ Pamela Howell
                                                          for

                                                          Joel Parker
                                                          Office Chief
                                                          Office of Real Estate
and
                                                          Commodities

cc: Thomas Poletti, Esq. (via e-mail)